UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated September 8, 2026 announcing a change in the registrant's management (sales).

TURKCELL DAHİLİ | Kişisel Veri İçermez

Istanbul, September 8, 2026

Announcement Regarding Change in Management (Sales)

Kadri Özdal, who has been serving as the Chief Sales Officer of our Company, has decided to resign from his position, effective as of September 8, 2026. We thank Kadri Özdal for his valuable contributions and accomplishments during his tenure with the Turkcell Group, and wish him continued success in his future endeavors.

Metin Tuğtağ, General Manager of Turkcell Global Bilgi, has left his current position and has been appointed as our Company’s Chief Sales Officer, effective September 9, 2026.

Metin Tuğtağ received his bachelor’s degree from the Department of Political Science and International Relations at Boğaziçi University in 2003. He began his professional career at Uzel Makina in 2004. Mr. Tuğtağ subsequently served as Regional Sales Manager at Danone from 2006 to 2007, Regional Sales Manager at Türk Henkel from 2007 to 2010, Director at Gramar Stone from 2010 to 2015, Director of Channel Coordination and Operations at TRT World from 2015 to 2018, and Istanbul Regional Director at TRT from 2018 to 2023. Most recently, he served as General Manager of Turkcell Global Bilgi from 2024 onwards.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: September 8, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: September 8, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer